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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                Form N-8F

Application for Deregistration of Certain Registered Investment
Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ]       Merger

     [x]       Liquidation


     [ ]       Abandonment of Registration
               (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)


     [ ]       Election of status as a Business Development Company
               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:  The Foreign & Colonial Emerging Middle East Fund, Inc.

3.   Securities and Exchange Commission File No.: 811-08678

4.   Is this an initial Form N-8F or an amendment to a previously filed
     Form N-8F?

     [x]  Initial Application  [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     The Foreign & Colonial Emerging Middle East Fund, Inc.
     c/o Mitchell Hutchins Asset Management Inc.
     51 West 52nd Street
     New York, NY 10019


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6.   Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Sarah E. Cogan, Esq.
     Simpson Thacher & Bartlett
     425 Lexington Ave.
     New York, NY 10017
     (212) 455-3575

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Mitchell Hutchins Asset Management Inc.
     51 West 52nd Street
     New York, NY 10019
     (212) 882-5000

     Foreign & Colonial Emerging Markets Limited
     Exchange House, 8th Floor
     Primrose Street
     London
     England  EC2A 2NY
     (011-44) 207-628-8000

     State Street Bank & Trust Company
     1776 Heritage Drive
     North Quincy, MA 02171
     (617) 985-5389

     With respect to stock ownership and stock transfer records:

     Boston Equiserve
     150 Royall Street
     Mail Stop 450262
     Canton, MA 02021
     (781) 575-4030

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [x]       Management company;

     [ ]       Unit investment trust; or

     [ ]       Face-amount certificate company.


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9.   Subclassification if the fund is a management company (check only one):

     [ ]  Open-end  [x]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Foreign & Colonial Emerging Markets Limited
     Exchange House 8th Floor
     Primrose Street
     London
     England  EC2A 2NY

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Not Applicable

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

          Not Applicable

     (b)  Trustee's name(s) and address(es):

          Not Applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes  [x]  No

     If Yes, for each UIT state:

          Name(s):

          File No.:  811- _____

     Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


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          [x]  Yes  [ ]   No

     If Yes, state the date on which the board vote took place:  March 27, 2000

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [x]  Yes  [ ]  No

     If Yes, state the date on which the shareholder vote took place:
     June 12, 2000

     If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [x]  Yes  [ ]  No


     (a) If Yes, list the date(s) on which the fund made those distributions: 9/25/00 and 12/28/00

     (b)  Were the distributions made on the basis of net assets?

     [x]  Yes  [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

     [x]  Yes  [ ]  No


     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

     Were any distributions to shareholders made in kind?

     [ ]  Yes  [x]  No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:



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17.  Closed-end funds only:
     Has the fund issued senior securities?

     [ ]  Yes  [x]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

     [ ]  Yes  [x]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     None.  Please refer to (b) and Items 19 and 21 below.

     (b) Describe the relationship of each remaining shareholder to the fund:

     Pursuant to the Fund's Plan of Liquidation and Dissolution, the final liquidation distribution was deemed to include an uncertificated right of each stockholder to its pro rata portion of any reserves for contingencies remaining after the Fund's payment and discharge of all liabilities and obligations, including contingent liabilities.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [x]  Yes  [ ]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

     Pursuant to the Fund's Plan of Liquidation and Dissolution, the Fund has distributed substantially all of its assets to its stockholders and retained a reserve to cover current and anticipated liabilities and expenses incurred in connection with its liquidation and dissolution as well as to cover contingent liabilities. By operation of Maryland law, upon the Fund's filing of its Articles of Dissolution with the State Department of Assessment and Taxation of the State of Maryland, the Fund's remaining assets will be held in the name of "The Foreign & Colonial Emerging Middle East Fund, Inc." in trust for the benefit of the Fund's creditors and stockholders, with the Fund's remaining directors acting as trustees. Pursuant to notice contained in the Plan of Liquidation and Dissolution which was mailed to all stockholders, a record date of June 26, 2000 (the "Record Date") was set and the proportionate interests of the stockholders fixed on the basis of their holdings. In accordance with Maryland law, any assets still remaining in the Fund will be held for remaining creditors and stockholders for a period of three years after the Record Date, after which time all such

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     assets will (i) be distributed to stockholders, or (ii) escheat to the
     State of Maryland, which will forever bar and foreclose any future claims on the assets of the Fund.

III. Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed?

     (See question 18 above)

     [x]  Yes  [ ]  No

     If Yes,


     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:


     The Fund has retained as reserves for paying expenses $163,115, all of which is in cash.

     (b)  Why has the fund retained the remaining assets?

     The Fund has retained these assets to cover current and anticipated liabilities and expenses in connection with its liquidation and dissolution as well as to cover any contingent liabilities.

     (c)  Will the remaining assets be invested in securities?

     [ ]  Yes  [x]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [x]  Yes  [ ]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

          As of December 31, 2000, the Fund had the following outstanding liabilities:

          Insurance Fees  . . . . . . . . . . . . . . . . . . . . .   $30,000
          Legal Fees  . . . . . . . . . . . . . . . . . . . . . . .   $29,120
          Printing Expenses . . . . . . . . . . . . . . . . . . . .   $4,000
          Transfer Agent's Fees and Expenses  . . . . . . . . . . .   $2,546
          Audit Fees  . . . . . . . . . . . . . . . . . . . . . . .   $29,000
          Custodian's Fees and Expenses . . . . . . . . . . . . . .   $530
          Miscellaneous Expenses  . . . . . . . . . . . . . . . . .   $532

                                                    Total             $95,728

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         (b)     How does the fund intend to pay these outstanding debts
         or other liabilities?


         The Fund has set aside a reserve fund for any liabilities and obligations, including, without limitation, contingent liabilities. Please also see the Fund's response to question 20(b).

IV.      Information About Event(s) Leading to Request For Deregistration

22.      (a)  List the expenses incurred in connection with the Merger or
         Liquidation:

                 (i)      Legal expenses:  $50,000

                 (ii)     Accounting expenses:  $10,380

                 (iii)    Other expenses (list and identify separately):


                          Proxy Solicitation  . . . . . . . . . .  $14,905
                          Printing  . . . . . . . . . . . . . . .  $5,304
                          Transfer Agent's Fees and Expenses  . .  $10,000
                          Administration Fees . . . . . . . . . .  $15,000
                          Insurance Fees  . . . . . . . . . . . .  $30,000
                          Directors' Fees and Expenses  . . . . .  $3,800
                          Issuance of Press Releases  . . . . . .  $2,625
                                                    Total          $81,634

                 (iv)     Total expenses (sum of lines (i)-(iii) above):
                          $142,014

         (b)     How were those expenses allocated?

                 The Fund's expenses were deducted from the Fund's net assets and were accordingly allocated on a pro rata basis.

         (c)     Who paid those expenses?

                 The expenses were paid by the Fund.

         (d)     How did the fund pay for unamortized expenses (if any)?

                 Not applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]     Yes      [x]     No




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         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

         [ ]     Yes      [x]     No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]     Yes      [x]     No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a)  State the name of the fund surviving the Merger:

         (b)     State the Investment Company Act file number of the fund
                 surviving the Merger:   811- _____

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                               VERIFICATION

                 The undersigned states that (i) she has executed this

Form N-8F application for an order under section 8(f) of the Investment

Company Act of 1940 on behalf of The Foreign & Colonial Emerging Middle

East Fund, Inc., (ii) she is the President of The Foreign & Colonial

Emerging Middle East Fund, Inc., and (iii) all actions by shareholders,

directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F

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application are true to the best of her knowledge, information and belief.

                                           (Signature)

                                           /s/ Karen J. Clarke
                                           --------------------------
                                           Karen J. Clarke, President














































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